

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2007

By Facsimile and U.S. Mail

Mr. Daniel Hunter
Chief Executive Officer
Finmetal Mining Ltd.
Suite 500, 666 Burrard Street,
Vancouver, British Columbia, Canada
V6C 2X8

> **Re:** **Finmetal Mining Ltd.**
> **Form 10-KSB for the Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 000-51203**

Dear Mr. Hunter:

We have reviewed your Form 10-KSB for the year ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 8A. Controls and Procedures, page 12

1.   We note that your certifying officers concluded your disclosure controls and
        procedures are effective "subject to the limitations noted." Please revise your
        disclosure to clearly state whether or not the disclosure controls and procedures
        are effective.

Note 2. Summary of Significant Accounting Policies, page 30

Mineral Claim Payments and Exploration Expenditures, page 31

2.   We note your disclosure that you expense all costs related to the acquisition of
        unproven mineral properties to which you have secured exploration rights.
        Please explain why acquisition costs have been expensed. Refer to paragraph 9 of
        EITF 04-2.

Stock based Compensation, page 32

3.   We note that you adopted SFAS 123(R) to account for stock options and similar
        equity instruments issued. Please clarify why you have not eliminated your
        deferred compensation related to awards granted prior to the adoption of SFAS
        123(R) against the appropriate equity account such as additional paid in capital.

Engineering Comments

General

4.   We note that you refer to or use the terms such as potential mineralization, drill
        indicated resources, measured, indicated, or inferred resources on your website.
        As you may know, for U.S. reporting purposes, measures of mineral reserves
        must be consistent with the definitions set forth in Industry Guide 7. These
        generally differ from measurement systems that guide the estimation of resources.
        If you continue to make references on your web site to reserve measures other
        than those recognized by the SEC, please accompany such disclosure with the
        following cautionary language:

                "Cautionary Note to U.S. Investors - The United States Securities and
                Exchange Commission limits disclosure for U.S. reporting purposes to
                mineral deposits that a company can economically and legally extract or
                produce. We use certain terms on this web site, such as "reserves,"
                "resources," "geologic resources," "proven," "probable," "measured,"
                "indicated," or "inferred," which may not be consistent with the reserve

> definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 000-51203. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

5.   If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

<u>Item 2, page 8</u>

6.   Please disclose the following information regarding ownership and mineral rights for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims or concessions are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, concession names, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims or concessions that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Mr. Daniel Hunter
Finmetal Mining Ltd.
December 19, 2007
Page 4

>Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

7.   Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

8.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

9.   Please expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

10. It is our understanding that detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. Please ensure that your expanded disclosure is with the view of informing investors of your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief